SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 31, 2007

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Director and Chief Executive Officer

Date: May 31, 2007

* Print the name and title of the signing officer under his signature.
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1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwelldiamonds.com

ROCKWELL ACHIEVES EXCELLENT PRICES AT MAY DIAMOND SALE TENDER:
Receives US$27,676 per carat for a 58 carat gem from new Makoenskloof project

May 31, 2007, Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF) reports on its diamond tender sales completed on 10 May 2007.

The average price achieved by the Company for the sale was US$1,894 per carat. This includes an excellent price of US$27,676 per carat received for a 58 carat white stone from the Company's new Makoenskloof project. A summary of the sales and prices is provided in the table below:

OPERATION	SALES (CARATS)	AVERAGE PRICE (US$ PER CARAT)
Wouterspan	917.60	1,573
Holpan	833.71	1,123
Klipdam	482.92	906
Makoenskloof	106.92	14,885
TOTAL	2,341	1,894

Wouterspan production included 5 stones between 10 to 20 carats, two stones between 20 and 30 carats, two stones between 30 and 40 carats, and a 45.94 carat stone. Holpan production included 4 stones in the 10 to 20 carat range, as well as a 69.06 carat stone, and Klipdam production included 6 stones in the range 10 to 20 carats.

The Makoenskloof parcel included a range of good quality stones including those between 5 and 10 carats, as well as the 58.33 carat d-colour stone. Makoenskloof is located on the north bank of the MOR, approximately 40 km upstream of Wouterspan. It comprises a large alluvial terrace remnant with Rooikoppie surface deposits underlain by calcrete and basal gravel deposits. Following encouraging trial mining results, Rockwell exercised its option to purchase the Makoenskloof project and at the same time acquired additional mining equipment and a processing plant from the contractor which undertook the work on behalf of Rockwell. Currently, the plant and infrastructure is being upgraded, and full production is scheduled to begin in about mid-June 2007.

President and COO John Bristow noted that "Management was pleased to see the high number of stones over 10 carats in size recovered from all of its operations in March and April that were included in the recent tender. Particularly encouraging is the quality of the parcel of diamonds from the Makoenskloof project, including a top quality 58 carat stone similar in quality to those recovered from Wouterspan."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.